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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: November 19, 2007	By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROGRESS AND DRILLING PROGRAM AT RAILROAD COPPER-GOLD PROJECT, ELKO COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, NOVEMBER 19, 2007, MANHATTAN, NEVADA, The Goldwedge project development program, Nye County, Nevada, has made significant progress toward developing a plant design that will achieve the target production rate of 500 tons per day with acceptable gold recoveries. The equipment to grind the feed material to achieve improved liberation of the gold particles has been installed and operating since mid-October, 2007. Roland M. Larsen, CEO has indicated that, “I believe that we finally have the plant in a position to produce an acceptable throughput and gold recoveries from the gravity circuit. The addition of a flotation circuit in the future should enhance the gravity circuit gold recoveries for the finer fractions.”

Mined and stockpiled lower grade feed encountered during decline development is currently supplying the plant and will continue until all of this material is processed. The grade of the feed on a daily basis ranges from a low of 0.04 opt gold to 0.15 opt gold. The feed rate is currently about 350-400 tons per day. The plant is operating on a 12 hour/day schedule. This effort also includes increasing the production rate over the next 1-2 months to 500+ tons per day. This rate will be increased incrementally depending on the how the grinding equipment responds to increased throughput.

The daily gold concentrate production rate will range from 12 to a high of 51 ounces per day at recovery rate of approximately 85 percent. A gold concentrate production rate of 16-18 ounces per day is calculated to be close to the current daily operating costs. The obvious trend is to move toward processing higher grade material in order to achieve the desired gold production rate of 120-125 ounces per day. This is expected to be blended ore that will include higher grade and lower grade material to achieve the desired production rate and balanced gold production.

Underground much effort over the past month has involved the sizing for installation of a larger underground power system to improve water pumping capability and upgrade our ventilation, air supply, as we continue to go deeper with our development program.

The drilling program on the Railroad project Cu-Au, magnetite skarn project is currently on the third drill hole. The first drill hole core has been split, sampled and submitted for chemical analysis. The second drill hole core is currently being sampled for laboratory analysis. The results of geologic log analysis indicates that there is a potential for positive results due to significant magnetite skarn development and possible base metal sulfide and oxide minerals present within the section, chemical analysis will indicate what metals are present.

All of the Pinon Project core has been split and submitted for multi-element chemical analysis to include a determination of the acid generating and neutralizing potential of these rock units.

As a means to accelerate the drilling activity on its properties the Company has recently purchased another used core drill, surface drilling rigs for our current total of two. The “new” drill is a “turn key” drill for immediate use for deep drilling and will offer us much flexibility in terms of how the Company pursues drill testing deep targets on its properties. Initially, both drills will concentrate on the copper-gold skarn system at Railroad, this work will also include some deep drilling under the Railroad gold-silver system, near the Pod deposit.

RSM is an exploration and development company with advanced gold projects in Nevada.

For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 775-2460